Exhibit 99.3

REUNION NEUROSCIENCE INC.

(FORMERLY FIELD TRIP HEALTH LTD.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FISCAL YEARS ENDED MARCH 31, 2023 AND 2022

(Expressed in Canadian dollars, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FISCAL YEAR ENDED MARCH 31, 2023 AND 2022

DATED: JUNE 28, 2023

This Management’s Discussion and Analysis (“MD&A”) for the fiscal year ended March 31, 2023 and 2022, provides detailed information on the operating activities, performance and financial position of Reunion Neuroscience Inc. (formerly Field Trip Health Ltd.) on a consolidated basis (“We”, the “Company” or “Reunion”). This discussion and analysis should be read in conjunction with the Company’s annual audited consolidated financial statements and accompanying notes for the fiscal year ended March 31, 2023 and fiscal year ended March 31, 2022 (“audited consolidated financial statements”). The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and are reported in Canadian dollars, unless otherwise noted.

The Company’s fiscal year commences April 1st of each year and ends on March 31st of the following year. The Company’s current fiscal year, which ended on March 31, 2023, is referred to as the “current fiscal year”, “fiscal 2023”, or using similar words. The Company’s current three months ended March 31, 2023, is referred to as the “current fiscal quarter”, “fourth quarter of fiscal 2023”, or using similar words.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

This document includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, made by Reunion that address activities, events or developments that Reunion expects or anticipates will or may occur in the future are forward- looking statements, including statements preceded by, followed by or that include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of the date they are made and are based on information currently available and on management’s current expectations and assumptions concerning Reunion’s future events, financial conditions, results of operations, plans, objectives, performance, business developments, objectives or milestones. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking statements in this document include statements related to, the business and future activities of Reunion, and developments related to, Reunion after the date of this document, including, but not limited to and about:

●	future business strategy, competitive strengths, goals, expansion and growth of Reunion’s business, operations and plans, changes in laws or regulatory requirements;
●	our belief as to potential outcomes of our clinical development and commercialization activities;
●	our plans and potential outcomes with respect to interactions with regulatory authorities;
●	the impact of the COVID-19 pandemic and its variants;
●	the business objectives of Reunion and its research and development activities;
●	the acceptance in the medical community of psychedelic inspired medications as effective treatment for depression, post-traumatic stress disorder, addiction and other mental health conditions;
●	the funds available to Reunion and the use of such funds;
●	the healthcare industry in Canada and the United States (“U.S.”);
●	the sufficiency of our intellectual property protections and rights;
●	Forward-looking statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from that which are expressed or implied by such forward-looking statements. These risks and uncertainties include those related to:

●	limited operating history as a stand-alone drug development company;
●	the risks and costs associated with being a publicly traded company, the market demand for the Common Shares;
●	the risk that the previously announced take-private transaction with MPM BioImpact is delayed or is not consummated, including Reunion’s ability to obtain the requisite shareholder and court approvals and the satisfaction or waiver of other conditions to the completion of the arrangement agreement, and the costs associated therewith;

Operational Risks:

●	risks associated with failure to achieve its publicly announced milestones according to schedule, or at all;
●	the timing, progress and potential outcome of developing and conducting clinical trials for RE104;
●	our ability to identify third-party clinical sites to conduct trials and our ability to identify and train appropriately qualified personnel to administer the trials;
●	reliance on third parties for our nonclinical study and clinical trial drug substance and product candidate supplies;
●	the likelihood and ability of Reunion to complete an investigational new drug application and obtain regulatory approvals, as required, prior to initiating further clinical trials for RE104 and molecules within the RE200 Series;
●	the effects of undesirable clinical trial outcomes;

Risks related to Industry and Market:

●	unfavorable publicity or consumer perception of psychedelics, or psychedelic inspired medicines as a pharmaceutical;
●	general economic, market and business conditions, early-stage industry growth rates, the risks associated with competition from other companies directly or indirectly engaged in Reunion’s industry;
●	the industry being difficult to forecast;

Risks related to the Common Shares:

●	unpredictability and volatility of the listed securities of Reunion;
●	speculative nature of an investment in the securities of Reunion;
●	a significant number of common shares of Reunion (the “Common Shares”) are owned by a limited number of existing shareholders;
●	Reunion’s ability to continue to comply with NASDAQ and TSX continued listing standards for Common Shares;
●	no assurance of an active or liquid market;
●	public markets and share prices, including the future trading price and impact of securities analysts’ reports on these prices;
●	additional issuances and dilution;
●	future issuances or actual or potential sales of securities;

Financial Risks:

●	negative operating cash flow and continued operations as a going concern;
●	the amount of time that our existing cash will be sufficient to fund our operations and anticipated growth;
●	the ability of Reunion to secure additional financing for current and future operations and capital projects, as needed which may not be available on acceptable terms, or at all; discretion over the use of proceeds;
●	our estimates regarding expenses, expected future losses of Reunion and ability to generate meaningful revenues to support our investment and goals; including such estimates in connection with our financial guarantees for our associate Field Trip Health & Wellness Ltd.;

●	foreign currency exchange rate fluctuations and its effects on Reunion’s operations;
●	potential losses, liabilities, or expenses from or in connection with our guarantees of Field Trip H&W leases;

Accounting Risks:

●	inadequate internal controls over financial reporting;
●	estimates or judgements relating to critical accounting policies;

Risk related to Laws and Regulations:

●	risks related to drug development laws and psychedelic inspired medicines;
●	changes to legislation;
●	non-compliance or violations with laws and regulations;
●	enforcement of legal rights including in foreign jurisdictions;
●	substantial risks of regulatory or political change;

Risk related to Intellectual Property:

●	risks related to our intellectual property litigation against Mindset Pharma Inc.;
●	our ability to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties;
●	our ability to protect our intellectual property rights, including enforcing and defending intellectual property-related claims;
●	risks related to third-party licenses;

Risk related to Personnel:

●	our ability to attract and retain qualified employees and key personnel and the reliance on the capabilities and experience of its key executives and scientists;
●	the possible engagement in misconduct or other improper activities by employees;

Risks related to Expansion and Growth:

●	our ability to effectively manage our anticipated growth;
●	the expansion of Reunion’s business through acquisitions or collaborations;

Other Risks:

●	drug development risks;
●	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and as a foreign private issuer;
●	insurance and uninsured risks including available and adequate coverage;
●	conflicts of interest;
●	reliance on technology and the potential threat of cyber-attacks or other information security breaches;
●	reliance upon insurers and governments;
●	the ability to obtain necessary government permits and licenses;
●	the effect of health epidemics including COVID-19 on aspects of our business or operations, including delays in the regulatory approval process, contracting with clinical sites and engaging in clinical trials; and
●	difficulty in enforcing judgments and effecting service of process on directors and officers.

Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein.

For a more detailed discussion of risks and other factors, please see the “Risks and Uncertainties” section included below, as well as Reunion’s amended Annual Information Form (“AIF”) June 29, 2022 under the heading “Risk Factors”, or otherwise disclosed in the public filings made with applicable securities regulatory authorities and available under Reunion’s SEDAR and EDGAR profiles.

There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein are presented for the purposes of assisting readers in understanding Reunion’s expected financial and operating performance and Reunion’s plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this document represent Reunion’s views as of the date of this document and forward-looking information and statements contained in the documents incorporated by reference herein represent Reunion’s views as of the date of such documents, unless otherwise indicated in such documents. Reunion anticipates that subsequent events and developments may cause its views to change. However, while Reunion may elect to update such forward-looking information and statements at a future time, it has no current intention of doing so except to the extent required by applicable law.

OVERVIEW

Corporate Structure

On August 11, 2022, the Company completed its reorganization which resulted in the separation of its drug development and clinic divisions into two independent companies (the “Spinout Transaction”). The reorganization was completed by way of a Plan of Arrangement (the “Arrangement”). Upon closing, Reunion transferred the entirety of  the Clinics Business in Canada, United States and the Netherlands, its natural products research facility and related assets in Jamaica, the associated digital assets and part of its corporate operations in Canada and United States (collectively, the “Clinic Operations”) to Field Trip Health & Wellness Ltd. (“Field Trip H&W”). See Key Highlights and Recent Developments — Spinout Transaction for details.

Upon completion of the Spinout Transaction, the Company changed its registered office and head office to 30 Duncan Street, Lower North Suite, Toronto, Ontario, M5V 2C3 and was renamed “Reunion Neuroscience Inc.” (formerly, Field Trip Health Ltd.). The Company remains listed on Nasdaq and the TSX under the ticker symbol “REUN”.

On June 29, 2023, the Company changed its head office to 100 King Street West, Suite 3400, 1 First Canadian Place, Toronto, Ontario M5X 1A4.

The following diagram describes the subsidiaries of Reunion prior to the Spinout Transaction, and as of the date hereof, including their place of incorporation and continuance or formation. All subsidiaries are wholly owned.

Pre-Spinout Transaction

As of the date hereof

On September 30, 2022, Field Trip Discovery USA Inc. was renamed to Reunion Neuroscience USA Inc.

On October 4, 2022, Field Trip Psychedelics Inc. was amalgamated with Field Trip Discovery Inc., following which the amalgamated entity was renamed Reunion Neuroscience Canada Inc.

Reorganization and Take-Private Transaction

Subsequent to year end, on May 31, 2023, Reunion entered into a definitive arrangement agreement (the “Second Arrangement Agreement”) with MPM BioImpact (“MPM”), whereby affiliates of MPM would acquire Reunion in an all-cash transaction valued at approximately US$13.1 million by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Second Arrangement”). Pursuant to the terms and conditions of the Second Arrangement Agreement, all holders of outstanding common shares (“Common Shares”) of Reunion (the "Shareholders") will be entitled to receive US$1.12 in cash for each Common Share held immediately prior to the effective time of the Second Arrangement.

Completion of the Second Arrangement will, among other things, require the approval by at least two-thirds (66⅔ percent) of the votes cast by the Shareholders at a special meeting of shareholders (the “Meeting”). Certain founding Shareholders, and all of the Company’s officers and directors, representing in aggregate approximately 34% of the issued and outstanding Common Shares, have entered into support and voting agreements with MPM pursuant to which they have agreed to, among other things, support and vote in favour of the Second Arrangement.

Completion of the Second Arrangement remains subject to the satisfaction (or waiver) of a number of conditions precedent, including, but not limited to the following material conditions:

●	approval of the Shareholders at the Meeting;
●	obtaining all applicable regulatory approvals, including approval of the Ontario Superior Court of Justice (Commercial List) (the "Court") of the Second Arrangement;
●	the net cash held by the Company being equal to or greater than US$8,000,000 as of the close of business on the third business day immediately prior to closing of the Second Arrangement (subject to reduction under certain circumstances); and
●	the performance or completion in all material respects with all obligations required to be performed by the Company and MPM under the Second Arrangement Agreement.

Subject to the satisfaction or waiver of the conditions precedent for completion of the Second Arrangement, the Second Arrangement is expected to close in the calendar third quarter of 2023. Upon completion of the transaction, the Common Shares will no longer be traded or listed on any public securities exchange and will be wholly-owned by affiliates of MPM. In the event of a termination of the Second Arrangement in certain circumstances, Reunion has agreed to pay to an affiliate of MPM (a) a termination payment of US$800,000 in cash (the “Termination Payment”) and (b) an expense reimbursement payment for transaction expenses incurred by MPM in connection with the Second Arrangement in an amount not to exceed US$1,500,000 (the “Expense Reimbursement”). The Termination Payment and the Expense Reimbursement are credited against each other, whereby the maximum amount that Reunion must pay the affiliate of MPM for the Termination Payment and the Expense Reimbursement shall not exceed US $1,500,000 in the aggregate.

The foregoing summary is qualified in its entirety by the provisions of the respective documents. Reunion has filed a material change report in respect of the Second Arrangement, and copies of the Second Arrangement Agreement, the plan of arrangement and the forms of support and voting agreements have been filed with the applicable Canadian securities regulators and are available for review on SEDAR at www.sedar.com. For additional information regarding the Second Arrangement, please refer to the management information circular from Reunion that was filed on SEDAR and mailed to Shareholders on or around June 19, 2023.

Business of the Company

Reunion is a clinical-stage, pharmaceutical company with a mission to develop innovative therapeutic solutions for underserved mental health conditions.

The Company’s lead asset, RE104, is a patented, clinical-stage serotonergic psychedelic therapeutic designed as a single-dose, fast-acting and durable antidepressant. The Company recently completed a Phase 1 clinical study where RE104 was shown to be generally safe and well tolerated at the dose recommended for its planned Phase 2 clinical study to evaluate as a potential treatment for patients who suffer from postpartum depression (“PPD”). Reunion also plans to potentially evaluate RE104 in additional indications, including treatment resistant depression (“TRD”) and other mental health conditions.

Reunion is also developing the RE200 series, which are molecules structurally similar to classical psychedelics with selective potency at the target serotonin 2A receptor (5HT2A) and designed to be devoid of 5HT2B receptor agonism. Since 5HT2B activation acts detrimentally on the cardiovascular system, the RE200 series could provide for potentially safer medications, which could eventually find use in chronic treatments, in broader patient populations and/or in a wider set of indications.

Market Opportunity

PPD affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.1 The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while off-label use of serotonin reuptake inhibitors (“SSRIs”) take a long time for onset and only show limited efficacy.

It is estimated that, globally, there are 322 million people who suffer from major depressive disorders2, of which approximately 33%, or 100 million people, meet the diagnostic criteria for TRD. There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first- and second-line therapies, thus TRD represents a significant unmet need for effective treatments.

Advantages of Serotonergic Psychedelics

Synthetic and natural serotonergic psychedelics act to stimulate 5HT2A receptors in the brain resulting in acute and long-term effects. In a first, acute phase, which can last for minutes to hours, there is a profound alteration of normal brain signaling and processing, creating what is generally referred to as a “psychedelic experience” or an “altered state of consciousness.” Under psychedelics, the brain “escapes” from its usual tightly constrained and predictable patterns of operation, with a global increase in connectivity of brain regions and brain networks. Often, this can allow patients new introspective insights about their past behavior, memories, actions, feelings and beliefs. In a second extended phase, believed to extend from hours to days after a dose, the biochemistry downstream of the 5HT2A receptor can lead to changes in neuronal structure with the strengthening of connections associated with other more positive thought patterns, changes that are grouped under the term neuroplasticity. A psychedelic experience induced by 5HT2A activation is a good and accepted biomarker for potential clinical effects. We believe psychedelic drug administration properly supported by trained healthcare providers may maximize improvements in mental health treatments, including in depression, anxiety and addiction.

Our product candidates

RE104

Our lead candidate, RE104 (formerly known as FT-104), is a patented, clinical-stage serotonergic psychedelic therapeutic intended to provide a fast-acting and durable antidepressant effect after a single dose which induces a brief psychedelic experience. RE104 aims to reduce treatment burden and provide a safe and effective new therapeutic option for the large population of underserved patients suffering from postpartum depression and potentially other mental health indications.

We have completed our Phase 1 clinical trial with RE104, a unique 4-OH-DiPT (4-hydroxy-N,N-diisopropyltryptamine) prodrug.  The study included 48 healthy volunteers across six ascending dose cohorts with doses of 5, 10, 20, 30, 35.5, and 40 mg of RE104 (RE104 HCl 5.5, 11, 22, 33, 38 and 44 mg).  In each cohort, two of the eight subjects received placebo and were later grouped to create a placebo cohort.  RE104 was efficiently converted to the 4-OH-DiPT which produced dose-proportional responses in pharmacokinetics, pharmacodynamics and adverse events.

Generally, RE104 was shown to be safe and well tolerated, with no serious adverse events.  Adverse events were generally dose proportional and included transient effects typical of classical serotonergic psychedelics, including nausea, sinus tachycardia (asymptomatic at a maximum recorded value of 115 beats per minute), restlessness, and headache, as well as 2 severe cases of anxiety (one each at doses of 35.5 and 40 mg) which resolved with the administration of midazolam (anxiolytic).  The pharmacokinetics demonstrated a peak plasma concentration typically at 65min post administration, with average elimination half-life in the range of 2.5-3.8 h over the range of doses.

Intensity of the drug experience over time was measured with the Drug Effect Questionnaire (“DEQ”).  Peak effects were recorded at approximately 1 hour post dose, consistent with peak plasma levels, however the drug effect appeared to dissipate between 2-4 hours, slightly ahead of the plasma profile.  The "quality" of the psychedelic experience was assessed using the Mystical Experience Questionnaire (“MEQ30”), a 30-item tool administered once at 2 h post-dose.  The MEQ30 is a validated and commonly used questionnaire that has been correlated to positive outcomes with psychedelic administration in patients as depression, anxiety and smoking cessation.  Using the MEQ30, it was observed that the 5mg dose produced an effect indistinguishable from placebo, there was again a consistent dose-proportional effect from 11 to 40mg on the magnitude of response on the MEQ.

At the 30mg dose level, the participants receiving a single administration of RE104 achieved a “complete mystical experience” defined as a score of at least 60 percent of the maximum value in all four domains of the questionnaire, as well as on the total score.  Based on the dose response for safety, tolerability and the achievement of a complete mystical experience, the 30mg dose was selected as the optimum dose for Phase 2 studies.  At this dose the drug exhibited a 3.7 hour trip duration.  Plans are underway to start a Phase 2 clinical trial in PPD. In the future, we may evaluate RE104 in TRD and/or other mental health indications.

RE104 is protected under US Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020) (the “Reunion Patent”) with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemi-ester tryptamines, including RE104, which could provide protection out to June 30, 2041. RE104 is also covered under the international Patent Cooperation Treaty (“PCT”)

1Gavin NI, Gaynes BN, et al. Obstetrics & Gynecology 2005, 106, 1071.
2https://jamanetwork.com/journals/jama/article-abstract/2618635 application (PCT/CA/2021050907) filed June 30, 2021. Reunion intends to enter other major countries via the PCT application process to protect RE104 in major markets where Reunion may eventually pursue commercialization of RE104 in the future. The PCT application provides Reunion with deferred patent filing rights in 150+ countries. The Reunion Patent provides protection to RE104 in the United States until 2041 unless extended.

In a letter to Reunion dated January 20, 2023, Mindset Pharma (“Mindset”) stated that the U.S. Patent and Trademark Office (“USPTO”) has issued a Notice of Allowance in US Patent Application No. 17/833,341 and that such application includes claims that Mindset alleges cover Reunion’s RE104 compound and asserts a priority date of February 4, 2020. Reunion is investigating US Patent Application No. 17/833,341 including potential offensive strategies with respect to the Mindset patent. Reunion’s RE104 compound is specifically disclosed in and protected by the Reunion U.S. Patent No. 11,292,765, which includes claims directed to the RE104 composition of matter, use and manufacturing. RE104 is a clinical-stage asset and not commercialized, and as such, under the Hatch-Waxman Act “safe harbor” provisions, Reunion is not infringing — and could not be infringing — any U.S. patent, including any U.S. patent issued to Mindset. On June 23, 2023, Mindset filed a motion to dismiss in response to the Reunion claims, seeking dismissal of the lawsuit for lack of personal jurisdiction and failure to state a claim. The case remains pending.

RE200 Series

Our RE200 series of drug discovery candidates are being researched for their potential to exhibit improved cardiovascular safety. Potent 5HT2A agonists with reduced psychoactivity and improved functional selectivity would be preferred candidates. These compounds could provide improved safety and convenience. Candidates in the RE200 series are all in discovery phase with preliminary results in in-vitro and in-vivo pharmacology. We plan to nominate a first lead clinical candidate from the RE200 series in 2023.

Based on in vitro receptor binding assay details, we have identified at least one family of structurally- related molecules with improved selectivity for the 5HT2A receptor versus the off-target serotonin receptor 5HT2B. We filed two provisional patents with the USPTO relating to candidates which are 5HT2A agonists and 5HT2B antagonists (US Application Nos. 63/273,720 and 63/334,443). On October 31, 2022, these filings were combined into pending USPTO (App 17/977398) and PCT applications (CA2022051608) to protect the compositions, as well as potential formulations and uses of the molecules. The US application published on May 11, 2023 (US 20230144974).

On-going work includes investigating the structural features that define this class of NCE molecules and their properties in in vitro assays, as well as their potential use as therapeutics by performing preclinical testing. Further work is in progress to expand and strengthen our IP portfolio around other novel structures meeting selection criteria for the RE200 series, and by seeking to optimize and synthesize candidates for eventual preclinical development.

REGULATORY ENVIRONMENT

Reunion operates in a highly regulated industry and in multiple jurisdictions. Below is a summary of key elements of the regulatory environment in which the Company operates. Please refer to the AIF for further information related to the regulatory environment of the Clinic Operations, its discontinued operations.

The Company relies on a variety of researchers, medical professionals, suppliers, manufacturers and other service providers for the conduct of its operations. The Company’s research and development activities rely on the following relationships with third parties, including (1) engagement by the Company of contract research organizations (“CRO”) regarding RE104 preclinical and clinical experimentation, and (2) service agreements with the Company’s contract manufacturing organizations (“CMO”) in respect of RE104. In addition, the Company has entered into service agreements or statements of work with CMO and CROs which we believe are appropriately negotiated with customary intellectual property and confidentiality provisions.

In order to develop regulated medicines, including RE104, the Company’s processes must be conducted in strict compliance with the regulations of Health Canada, the FDA/DEA and other applicable federal, state, local and regulatory agencies. RE104 is currently not classified as a federal controlled substance and therefore does not currently require federal controlled substance registrations, licenses, permits or specific approvals. Several states in the US, including West

Virginia, Minnesota, North Dakota, Illinois, Nebraska, Alabama, South Dakota, Florida, Virginia, Oklahoma, and Louisiana, as well as the District of Columbia, have, however, scheduled 4-OH-DiPT as a Schedule I controlled substance. Any activities in these states must comply with the state level-controlled substance laws and regulations, including registration and licensing. The Company does not currently have operations in these states. While for the moment, no other jurisdiction has scheduled 4-OH-DiPT, the Company remains vigilant of this potential risk when selecting CMOs and CROs.

In January 2022, upon the recommendation of the US Department of Health and Human Services, the DEA proposed to place five tryptamine substances on Schedule I of the Controlled Substances Act, based upon the actual or relative potential for the substances to be abused. These substances included 4-hydroxy-diisopropyltryptamine (4-OH-DiPT), the active substance contained in RE104. According to DEA, the substance has effects that are like those of other Schedule I hallucinogens and that “it is reasonable to assume that this substance has a substantial capability to cause a hazard to public health, both to the user and to the community.” Following publication of its scheduling proposal, the DEA received many comments from the public, including comments submitted by Reunion on February 14, 2022. On July 22, 2022, after consideration of this proposal and the public comments, the DEA announced its withdrawal of the proposed rule and determined that it is appropriate to submit a new request to HHS for an updated scientific and medical evaluation and scheduling recommendation for these substances (Federal register 2022, 87 (143), 45076). As stated above, the Company is monitoring future developments in this area and is mindful of potential scheduling actions when selecting third party vendors and suppliers that could, in the future, require DEA registration.

If RE104 or our other product candidates gain approval, they will likely need to be assessed for their potential for abuse and controlled substance scheduling. Specifically, during the review of Investigational New Drug (“IND”) applications for drugs that influence the central nervous system and that need to be assessed for the extent to which the drug has a stimulant, depressant, or hallucinogenic effect, FDA will determine whether the drug requires additional nonclinical or clinical studies to address questions regarding abuse potential. Based upon these studies and upon submission of an NDA, FDA may require certain drug abuse and dependence labeling statements in the approved product label and may make recommendations to DEA regarding whether a drug warrants control under the Controlled Substance Act as well as with respect to drug scheduling. Based upon these recommendations, DEA makes a drug scheduling determination within statutorily specified timeframes.

The Company will work with the FDA and DEA to obtain appropriate scheduling of RE104 and any other product candidates for use in the marketplace. If it is determined that RE104 or any other product candidate is a controlled substance, we and our manufacturers, distributors, researchers, prescribers, and dispensers will need to obtain DEA controlled substance registrations and will need to follow DEA’s extensive controlled substance laws and regulations, which, depending on the ultimate schedule within which a product is placed, may require significant security, recordkeeping, tracking, and reporting measures.

The Company relies on third party CMOs for the manufacture of our product candidates, including RE104, and their active ingredients, and third party CROs for the conduct of preclinical and clinical testing. These third parties have been qualified by the Company, which is intended to confirm that these third parties are able to meet the applicable regulatory requirements, including current Good Manufacturing Practices (“cGMPs”) that are appropriate and commensurate with our product candidates’ stage of development, Good Laboratory Practices (“GLP”), and Good Clinical Practices (“GCP”), as well as regulatory authorization requirements. Our third party CMOs and CROs, in turn, are also reliant on suppliers. For instance, our CMO is reliant on suppliers for starting materials to produce RE104. The preclinical CRO is also reliant on suppliers to carry out in-vitro and in-vivo assays, such as analytical kits, biological reagents, and animal models. The Phase 1 study clinical CRO is further reliant upon and subcontracts to a Principal Investigator (“PI”) and a clinical research site who host and oversee the dosing of participants in the Phase 1 study, as well as bioanalytical and laboratory service providers for screening assays for inclusion/exclusion, as well as the analysis of blood samples after dosing of RE104, in addition to several other contractors responsible for the proper conduct of the study. Depending on the materials and services, these suppliers must meet certain regulatory standards and requirements. With respect to our CMOs and CROs, we have implemented various compliance safeguards to confirm their regulatory compliance including the conduct of quality audits and regular meetings. A third-party regulatory group has also been engaged to assist in the development of the regulatory strategies and prepare the necessary regulatory documentation required at each stage of the development program.

The Company is making preparations for RE104 to enter Phase 2 clinical development and, as such, ongoing activities include: (1) continual optimization and standardization of Chemistry-Manufacturing and Controls (“CMC”) by our CMO partners, including additional chemical characterization, synthesis, process optimization, process scale-up stability, and development of analytical methodology to ensure and improve upon drug product quality, and (2) continual and ongoing non-clinical (same as preclinical) activities (“NCA”) by certain CRO partners that measure performance (pharmacokinetics) and safety (toxicology; safety pharmacology, genotoxicity) using a variety of in-vitro and in-vivo experimental assays and tests and (3) clinical activities with our CRO partners wherein the objectives are to understand the safety,  pharmacokinetics, pharmacodynamics and efficacy of RE104.

Reunion is also reliant on CMOs for various chemistry and analytical activities including the preparation of initial quantities of test compounds in the RE200 series of drug candidates. The Company will rely on third parties to help assess the relevant properties of these compounds in a variety of in-vitro and in-vivo assays. We will consider the study results from these assays in determining the potential lead compounds for development from the RE200 series of drug candidates. The Company will follow a similar path as with RE104 to develop the requisite CMC and preclinical results with partners before initiating clinical studies. No material engagements have been made at this date with respect to the RE200 series of drug candidates, as it is still in the laboratory/discovery phase of research.

Pharmaceutical Development and Approval Requirements — Canada

Before a prescription drug product candidate may be marketed in Canada, the process required generally involves:

●	Chemical and Biological Research — Laboratory tests are carried out on tissue cultures and with a variety of small animals to determine the effects of the drug. If the results are promising, the manufacturer will proceed to the next step of development.
●	Preclinical Development — A combination of in-vitro and in-vivo studies assess the effects of the drug in varying amounts over differing periods of time. If it can be shown that the drug causes no serious or unexpected harm at the doses required to have an effect, the manufacturer will proceed to clinical trials.
●	Clinical Trials — Phase 1 — The first administration in humans is to test if people can tolerate the drug. If this testing is to take place in Canada, the manufacturer must prepare a clinical trial application for the Pharmaceutical Drugs Directorate (formerly the Therapeutic Products Directorate of Health Canada (the “TPD”). This includes the results of the first two steps and a proposal for testing in humans. If the information is sufficient, the Health Products and Food Branch of Health Canada (the “HPFB”) grants permission to start testing the drug, generally first on healthy volunteers.
●	Clinical Trials — Phase 2 — Phase 2 trials are carried out on people with the target condition (patients), who are usually otherwise healthy, with no other medical condition. Trials carried out in Canada must be approved by the TPD. In Phase 2, the objectives of the trials are to continue to gather information on the safety of the drug and begin to determine its effectiveness.
●	Clinical Trials — Phase 3 — If the results from Phase 2 show promise, the manufacturer provides an updated clinical trial application to the TPD for Phase 3 trials. The objectives of Phase 3 include determining whether the drug can be shown to be effective, and have an acceptable side effect profile, in people who better represent the general population. Further information will also be obtained on how the drug should be used, the optimal dosage regimen and the possible side effects.
●	New Drug Submission — If the results from Phase 3 continue to be favorable, the drug manufacturer can submit a new drug submission (“NDS”) to the TPD. A drug manufacturer can submit an NDS regardless of whether the clinical trials were carried out in Canada. The TPD reviews all the information gathered during the development of the drug and assesses the risks and benefits of the drug. If it is judged that, for a specific patient population and specific conditions of use, the benefits of the drug outweigh the known risks, the HPFB will approve the drug by issuing a notice of compliance.
●	Scheduling — Most classical psychedelics and synthetic 5HT2A agonists, such as RE104 and molecules in the RE200 series, are psychoactive substances with the potential for abuse. If either of RE104 or the RE200 series of development candidates are approved as drugs, we will need to hold discussions with

Health Canada to determine a risk management plan to protect against potential diversion and misuse by patients, as well as to schedule its removal from Category III (no known medical utility) to another category based on data acquired during development and based on the drug’s adverse properties, if any, related to potential abuse and addiction.

Pharmaceutical Development and Approval Requirements — United States

Prescription drugs in the United States are regulated by the U.S. Food and Drug Administration (“FDA”), under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and its implementing regulations. Before a prescription drug product candidate may be marketed in the United States it must undergo extensive research, clinical trials, and manufacturing development, and must be approved by FDA and, as appropriate, scheduled by DEA. The testing and approval process of product candidates requires substantial time, effort, and financial resources. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease. The process required generally involves:

●	completion of extensive nonclinical laboratory tests, animal studies and formulation studies, all performed in accordance with the FDA’s GLP regulations;
●	submission to the FDA of an investigational new drug application, which must become effective before human clinical trials in the US may begin;
●	performance of adequate and well-controlled human clinical trials in accordance with the FDA’s regulations, including good clinical practices, to establish the safety and efficacy of the product candidate for each proposed indication;
●	submission to, and review and approval by, the FDA of a new drug application prior to any commercial marketing, sale or shipment of the drug; and
●	scheduling in collaboration with the DEA based on the drug’s potential for abuse and dependence.

Prior to commencing the first clinical trial at a United States site, drug sponsors must complete certain preclinical laboratory and animal evaluations in accordance with GLPs. The results from these studies, together with literature, manufacturing information, analytical data, and proposed clinical study protocols among other things, are submitted to the FDA as part of an IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds or other sanctions also may be imposed by the FDA at any time before or during clinical trials due to safety concerns or non-compliance.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with federal regulations and GCP requirements. These include requirements for ongoing maintenance and reporting to the IND, requirements that all research subjects provide their informed consent for participation in any clinical trial, as well as review, approval, and oversight of the study by an Institutional Review Board (“IRB”). An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements or if the trial poses an unexpected serious harm to subjects.

The manufacture of investigational drugs for the conduct of human clinical trials is subject to FDA’s cGMP requirements. Investigational drugs and active ingredients imported into the United States are also subject to regulation by the FDA. Further, the export of investigational products outside of the United States is subject to regulatory requirements of the receiving country as well as U.S. export requirements under the FDCA.

In general, for purposes of NDA submission approval, human clinical trials are typically conducted in three sequential phases (phase 1, 2, and 3, as discussed further above), which may overlap or be combined. Phase 3 or pivotal clinical trials are adequate and well controlled and are intended to generate enough data to provide statistically significant evidence of clinical efficacy and safety of the product candidate for approval, to establish the overall risk-benefit profile of the product candidate, and to provide adequate information for the labeling of the product candidate. Typically, two Phase 3 trials are required by the FDA for product approval.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the product candidate as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements.

In addition, under the Pediatric Research Equity Act, an NDA for a new active ingredient, indication, dosage form, dosage regimen, or route of administration, must contain data that are adequate to assess the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

Assuming successful completion of the development program, the results of product development are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of a marketing application is subject to a substantial application user fee. FDA has 60-days to review the NDA to determine if it is substantially complete to permit a substantive review. Once accepted for review, under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act (“PDUFA”), FDA has the review goal of completing its review of 90% of all applications for new molecular entities within ten months of the 60-day filing date. This timeframe is only a goal, thus, the FDA does not always meet its PDUFA dates. The review timing may also be extended.

The FDA may also refer certain applications to an advisory committee, which is a panel of outside experts who make recommendations to FDA regarding whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA reviews applications to determine, among other things, whether a product candidate meets the agency’s approval standards and whether the manufacturing methods and controls are adequate to assure and preserve the product’s identity, strength, quality, potency, and purity. Before approving a marketing application, the FDA typically will inspect the facility or facilities where the product is manufactured as well as clinical trial sites. FDA will not approve an application unless the sites pass the applicable inspections.

Ultimately, FDA may issue an approval letter, or, in some cases, a Complete Response Letter (“CRL”). An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application is not ready for approval and describes all of the specific deficiencies that the FDA identified and the conditions that must be met in order to secure final approval of the marketing application. If a CRL is issued, the applicant may either: resubmit the marketing application, addressing all of the deficiencies identified in the letter; withdraw the application; or request an opportunity for a hearing.

Even if the FDA approves a product, it may limit the approved indications or populations for use of the product, require that contraindications, warnings, or precautions be included in the product labeling, including a boxed warning, require post-approval phase 4 studies, require testing and surveillance programs to monitor the product, or impose other conditions, including Risk Evaluation and Mitigation Strategies. The FDA may also not approve label statements that are necessary for successful commercialization and marketing. Following approval, as further discussed above, certain drugs must also undergo a DEA controlled substance scheduling process. Also following approval, drug products are subject to extensive legal requirements with respect to areas such as, but not limited to, FDA compliance, fraud and abuse prevention, and drug pricing and reimbursement.

We currently believe that the operations of the Company, as currently conducted, do not require and are not dependent on, any licenses. However, licenses and other authorizations will likely be needed in the future.

COMPLIANCE AND ADVISORY PROGRAM

As a result of the numerous laws and regulatory requirements with which the Company must comply, the Company is developing a compliance program, which includes oversight and monitoring, written policies and procedures, training, reporting of noncompliance, as well as the engagement of local regulatory/compliance counsel and other compliance experts. As the Company continues to develop and refine its compliance program while navigating this complex and evolving legal and regulatory environment, non-compliance may go undetected or undiscovered. Moreover, in the future, additional licenses, approvals, and registrations, as well as compliance with new and/or additional legal and regulatory provisions will be required, which we will need to obtain and adapt to in order to continue operations.

In addition, the Company has established a team of advisors with cross-functional expertise in business, neuroscience, pharmaceuticals, mental health and psychedelics to advise management on a variety of areas, including clinical trial planning and data review.

KEY HIGHLIGHTS AND RECENT DEVELOPMENTS

●	Completed dosing of 48 subjects across six cohorts and presented the full dataset from the Phase 1 RE104 clinical trial at the 2023 American Society of Clinical Psychopharmacology (“ASCP”) Annual meeting
●	Entered into a definitive arrangement agreement dated May 31, 2023 with MPM BioImpact whereby affiliates of MPM would acquire Reunion in an all-cash transaction valued at approximately US$13.1 million by way of a statutory plan of arrangement under the Canada Business Corporations Act
●	Appointed psychiatrist Fred Grossman, D.O., FAPA, to its Board of Directors

RE104

In July 2022, the Company announced its first successful dosing of human subjects in the Phase 1 clinical study entitled “A Double-Blind, Randomized, Placebo-Controlled Study to Investigate the Safety, Tolerability, and Pharmacokinetics of Single, Ascending, Subcutaneous Doses of RE104 In Healthy Volunteers.” The study aims to determine the safety, tolerability, pharmacokinetics (“PK”) and pharmacodynamic (“PD”) effects of RE104 over a range of dosage levels, examining subjective measurements produced by the acute psychoactivity after administration of RE104 including determination of the intensity and duration of the effect using the DEQ, as well as aspects of the subjective feeling produced using a 30-item tool called the MEQ.

The Company announced interim results in January 2023 and final results in June 2023. Key findings include:

●	RE104 was generally well-tolerated with robust PD effects observed at doses greater than or equal to 30mg that closely aligned with the PD profile of its prodrug, 4-OH-DiPT (isoprocin).
●	Drug Effect Questionnaire and Mystical Effect Questionnaire scores observed at these dose levels indicate the potential for therapeutic effect.
●	The mean duration of experience with RE104 at these dose levels was 3.7 hours, representing a shorter duration of action when compared to psilocybin, but with the same intensity and quality of experience.
●	The adverse event profile of RE104 was similar to that of psilocybin, with no serious adverse events.
●	This data informed the dose selection of 30mg of RE104 for a randomized, placebo-controlled Phase 2 trial in women with moderate to severe PPD, with trial initiation planned for the second half of 2023.

Corporate Update

Subsequent to year end, on May 31, 2023, Reunion entered into a definitive arrangement agreement (the “Second Arrangement Agreement”) with MPM BioImpact (“MPM”), whereby affiliates of MPM would acquire Reunion in an all-cash transaction valued at approximately US$13.1 million by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Second Arrangement”). Pursuant to the terms and conditions of the Second Arrangement Agreement, all holders of outstanding common shares (“Shares”) of Reunion (the "Shareholders") will be entitled to receive US$1.12 in cash for each Share held immediately prior to the effective time of the Second Arrangement.

Psychiatrist Fred Grossman, D.O., FAPA, was appointed to the Company’s Board of Directors. Dr. Grossman has over two decades of experience in clinical development and medical affairs, pharmacovigilance and health outcomes across a variety of products, including biologics and small molecules.

Reorganization and Spinout of Clinic Operations

On August 11, 2022, the Company completed its previously announced spinout of its Clinic Operations to Field Trip H&W with the resulting drug discovery and development business renamed Reunion Neuroscience Inc., which is listed on the NASDAQ Stock Market and Toronto Stock Exchange under the ticker symbol “REUN”. For more details on the spinout transaction, please refer to the Key Highlights and Recent Developments — Spinout Transaction section of Company’s MD&A, available under the Company’s SEDAR profile at www.sedar.com.

Investment in Field Trip H&W

Pursuant to a financing that occurred concurrent with the Arrangement, Reunion subscribed for 19,615,000 common shares of Field Trip H&W (“Field Trip H&W Shares”) at $0.50 per share for an aggregate subscription price of $9,807,000 and representing a 21.84% interest in Field Trip H&W on a non-diluted basis.

Under IAS 28, an associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not in control of those decisions. Through our 21.84% ownership interest in Field Trip H&W and our representation on the Board, Reunion can significantly influence, but not control Field Trip H&W’s decisions. Therefore, we have  accounted for our investment in Field Trip  Health H&W using the equity method as described in  Note 3 — Significant Accounting Policies of the financial statements for the fiscal year ended March 31, 2023. Detailed information regarding the reorganization and its effects, including a description of certain risks and uncertainties in respect of the reorganization and the operation of the Company and Field Trip H&W as separate publicly-traded companies, are included in the Management Information Circular dated May 20, 2022, as supplemented on June 14, 2022, is available under the Company’s SEDAR profile at www.sedar.com.

On March 22, 2023, Field Trip H&W announced that it has obtained an Order for creditor protection from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act. The carrying amount of the investment in Field Trip H&W is nil as of March 31, 2023.

The information presented herein reflects the completion of the reorganization, with the Clinic Operations presented as discontinued operations.

NON-REVENUE GENERATING PROJECTS

Reunion currently has two significant drug development projects which have not yet generated any revenue:

●	RE104; and
●	RE200 series of development candidates

See Milestones and Available Funds for a discussion of the expenditures made by the Company in respect of its significant projects and how these expenditures relate to activated timing and costs to take the significant projects to the next stage of the project plan.

RE104

Our lead candidate, RE104 is a clinical-stage, proprietary molecule, targeting serotonin 5HT2A receptors, which will be tested for potential use in PPD, TRD and/or other indications. Serotonin 2A psychedelics have been shown to be useful in treating a variety of mood disorders, including depression, anxiety, and substance abuse. RE104 is a prodrug of 4-hydroxy- diisopropyltryptamine (4-OH-DiPT), a known substance with structure and pharmacological properties similar to psilocybin, but with shorter duration psychedelic properties. As a prodrug, RE104 was designed for improved stability and more importantly improved solubility relative to 4-OH-DiPT and in vitro and in vivo (rat) preclinical studies indicate that RE104 converts rapidly and completely to 4-OH-DiPT after administration. Preclinical animal results suggest improved drug absorption, more reproducible pharmacokinetic profiles and improved bioavailability relative to 4-OH-DiPT, making it potentially a superior drug development candidate for indications in various neuropsychiatric disorders, including mood disorders such as depression.

CMC Development for RE104, and its API, continues to progress with improvements in process methods, yields and quality. Kilo-scale GMP batches have been completed and stability studies are on-going to refine storage conditions. In addition, product specifications and analytical controls have been developed to properly characterize both the API and drug product, as a sterile injectable. CMC activities will continue as the Company seeks to make further improvement of methods and procedures relating to production, quality and scale-up.

In the first half of calendar 2023, Reunion was focused on completing its planned dosing in the Phase 1 clinical trial, which was completed in the second quarter of 2023. Reunion is now focused on preparing and filing its IND with the FDA, with the goal of commencing a Phase 2 clinical trial for RE104 in PPD prior to the end of calendar year 2023.

RE200 Series

Reunion is also developing the RE200 series, which are molecules designed to be structurally similar to classical psychedelics with selective potency at the target serotonin 2A receptor (5HT2A) yet devoid of 5HT2B receptor agonism for potential chronic treatment in broader patient populations and indications.

During the fiscal year ended, Reunion progressed preclinical work to identify potential candidates in the RE200 series and is continuing to assess the structural features that define this class of new chemical entity (“NCE”) molecules and investigate their properties for potential use as therapeutics.

Based on in vitro receptor binding assay details, we have identified at least one family of structurally- related molecules with improved selectivity for the 5HT2A receptor versus the off-target serotonin receptor 5HT2B. We filed two provisional patents with the USPTO relating to candidates which are 5HT2A agonists and 5HT2B antagonists (US Application Nos. 63/273,720 and 63/334,443). On October 31, 2022, these filings were combined into pending USPTO (App 17/977398) and PCT applications (CA2022051608) to protect the compositions, as well as potential formulations and uses of the molecules. The US application was published on May 11, 2023 (US 20230144974).

Ongoing work includes investigating the structural features that define this novel class of NCE molecules by measuring properties in vitro, as well as their potential use as therapeutics by performing preclinical testing. Ultimately, these results will help to further iterative process to refine novel structures, achieve more potent and useful analogs and select a first candidate for development.

Effects of COVID-19 Pandemic on Operations

The COVID-19 pandemic and various government steps to reduce the spread of COVID-19 have had and continue to have a significant impact on the way people live, work and interact and have significantly impacted and will likely continue to impact economic activity around the world.

During the COVID-19 pandemic, many of the regions in which we operate or plan to operate, including in connection with relationships with CMOs experienced unprecedented “lockdowns” or “stay at home” orders, and other government mandated restrictions to try and reduce the spread of COVID-19 and its variants. The situation continues to be uncertain and varies by market.

From a drug development perspective, we experienced:

●	delayed deliverables due to temporary quarantining of critical personnel within contract organizations at CMO and CRO, which impacted downstream non-clinical and clinical activities;
●	delayed arrival of reagents to the CMO from chemical supplier warehouses due to shortages. Some critical supplies, such as the key starting material for the synthesis of RE104 were stockpiled to mitigate the risk of any potential shortages;
●	reduced availability or delays for scheduling of preclinical animal testing services due to increased activity in preclinical activities at selected CRO;
●	supply chain issues which impacted all aspects of R&D and shipping, including movement of drug products and research samples, and which delayed the arrival of needed materials in a timely manner and
●	complications in recruitment impacted by lockdowns, or individually selected subjects who became infected. The Company and CROs implemented COVID protocols in the clinic and any subject impacted by COVID-19 was excluded until free of infection.

Further COVID developments or future pandemics could have similar or additional adverse impacts on our business. We anticipate that the long-term goals of the Company will require additional capital. In the event that the impact of COVID-19 worsens and negatively affects capital markets generally, there is a risk that the Company may not be able to secure funding for these long-term objectives.

MILESTONES AND AVAILABLE FUNDS

The final short form prospectus of the Company dated March 12, 2021 (the “SF Prospectus”), which is available on SEDAR at www.sedar.com, identified certain business milestones of the Company. As of the closing of the “bought-deal” prospectus offering pursuant to the SF Prospectus (the “March BD Offering”), the Company had approximately $107.8 million in funds available. As of the date hereof, we have expended all necessary amounts as it pertains to Phase 1 clinical study, Psilocybin Fungi Research and Cultivation (“Jamaica Facility”), Clinic Expansion and Other as described in the SF Prospectus.

Of the funds outlined in the SF Prospectus, all of the proceeds have been expended with the exception of the unallocated working balance of $40.0 million, of which approximately $27.7 million remained subsequent to the reorganization and as of March 31, 2023. These funds will be mostly deployed and allocated to continue the development of RE104 and for general corporate purposes. The balance will be held in short-term, investment grade, interest-bearing securities or in bank accounts at the discretion of management. The Company has negative cash flow from operating activities and has historically incurred net losses. The Company anticipates having negative operating cash flows for the foreseeable future and plans to deploy a portion of its existing working capital to fund such negative cash flows. See “Risks and Uncertainties”.

We have completed the data analysis for our Phase 1 clinical trial lead asset with six cohorts evaluating does levels of RE104 of 5, 10, 20, 30, 35.5, and 40 mg (RE104 HCl 5.5, 11, 22, 33, 38 and 44 mg). We have completed our pre-IND interactions with the FDA in preparation for Phase 2 development in postpartum depression. The Company presented the data at the 2023 ASCP Annual meeting. The Company plans to submit an IND and targets start of the Phase 2 Study in PPD in the second half of calendar 2023.

The expected use of funds represents the Company’s current intentions based upon its present plans and business condition, which could change in the future as its plans and business conditions evolve. The amounts and timing of the actual use of the net proceeds will depend on multiple factors and there may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives. The Company will require additional funds in order to fulfill its expenditure requirements to meet existing and any new business objectives, including to support a Phase 2 clinical trial for RE104 and for general working capital, and the Company expects to either issue additional securities, incur debt and/or enter into strategic alliances in order to do so. As a result, management retains broad discretion in the application of the available funds, and shareholders will be relying on management’s judgment regarding such application.

The material factors or assumptions used to develop the estimated costs disclosed above are included in the “Forward-Looking Statements” section above. The actual amount that the Company spends in connection with each of the intended uses of proceeds depends on a number of factors, including those listed under “Risks and Uncertainties” or unforeseen events.

FINANCIAL OPERATIONS OVERVIEW

Operating Expenses

Our operating expenses consist primarily of costs associated with research and development activities and general and administration activities.

Research and Development Expenses

Research and development expenses, which consist primarily of costs associated with our product research and development efforts, are expensed as incurred. Research and development expenses consist primarily of:

●	personnel costs, including salaries, benefits, share-based payments and travel expenses, for employees engaged in research and development functions;
●	expenses incurred under agreements with contract research organizations, or CROs, and sites that conduct our non-clinical studies and clinical trials;
●	costs of outside consultants engaged in research and development activities, including their fees and travel expenses;
●	other expenses related to our non-clinical studies and clinical trials and expenses related to our regulatory activities;

Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

SELECTED CONSOLIDATED FINANCIAL DATA

Basis of Presentation

The Company accounted for the Clinic Operations as discontinued operations rather than continuing operations since the second quarter. During the third quarter, the Company obtained Board, shareholder and court approval to proceed with the Spinout Transaction and Arrangement, which closed on August 11, 2022.

Therefore, the Clinic Operations assets and liabilities are classified and presented separately as items held for transfer in the interim consolidated statements of financial position and are measured at their carrying amount. Clinic Operations are excluded from the results of continuing operations and are presented as a single amount as a net loss after tax from Clinic Operations in the interim consolidated statements of loss and comprehensive loss.

	Three Months Ended March 31,		Year Ended March 31,
	2023	2022	2023	2022
	$	$	$	$
Operating Expenses
General and administration	3,955,463	3,111,301	12,960,316	10,989,450
Research and development	4,406,957	2,301,840	12,980,137	6,958,216
Total operating expenses	8,362,420	5,413,141	25,940,453	17,947,666
Other Income (Expenses)
Interest income	276,742	76,923	691,789	397,516
Foreign exchange gain (loss)	(98,736)	(613,040)	747,945	(211,500)
Tax credit refund	184,087	—	184,087	—
Share of loss, lease loss allowance and impairment of investment in associate	1,508,020	—	(13,785,669)	—
Net loss from continuing operations	(6,492,307)	(5,949,258)	(38,102,301)	(17,761,650)
Net loss from discontinued Clinic Operations	—	(8,221,027)	(10,390,695)	(36,929,480)
NET LOSS	(6,492,307)	(14,170,285)	(48,492,996)	(54,691,130)
Net Loss per Share – Basic and Diluted	(0.56)	(0.25)	(4.17)	(0.95)
Net Loss per Share from continuing operations – Basic and Diluted	(0.56)	(0.11)	(3.28)	(0.31)

	As of	As of
	March 31,	March 31,
	2023	2022
	$	$
ASSETS
Cash and cash equivalents	27,200,097	63,720,102
Restricted cash	516,755	776,551
Other assets	2,023,453	5,408,853
Property, plant and equipment	—	4,462,175
Intangible assets	—	483,354
Right-of-use assets	—	27,285,334
TOTAL ASSETS	29,740,305	102,136,369
LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	5,076,982	5,846,672
Financial guarantees	3,367,910	—
Deferred revenue	—	278,717
Loan payable	—	31,163
Lease obligations	—	29,021,056
TOTAL LIABILITIES	8,444,892	35,177,608
TOTAL EQUITY	21,295,413	66,958,761
TOTAL LIABILITIES AND EQUITY	29,740,305	102,136,369

Overview of continuing operations

For the fiscal fourth quarter and year ended March 31, 2023, the Company incurred a net loss from continuing operations of $6,492,307 and $38,102,301 primarily attributable to general and administration expenses of $3,955,463 and $12,960,316, research and development expenses of $4,406,957 and $12,980,137 for the fourth quarter and year, respectively, and a fourth quarter gain of $1,508,020 and annual loss of $13,785,669 in connection with its investment in and lease guarantor obligations for its associate.

For the fiscal fourth quarter and year ended March 31, 2022, the Company incurred a net loss from continuing operations of $5,949,258 and $17,761,650, which was primarily attributable to general and administration expenses of $3,111,301 and $10,989,450, for the fourth quarter and year, respectively, research and development expenses of $2,301,840 and $6,958,216 for the fourth quarter and year, respectively.

The increase in net loss from continuing operations compared to the prior period is primarily driven by the Company’s investment in its drug development pipeline and from the recognition of share of losses and impairment of our investment in associate and recognition of a loss allowance and remeasurement of financial guarantees of associate lease obligations. As the Company continues its development of RE104 and the RE200 series, additional resources will be invested in our drug development pipeline.

General and Administration

Components of general and administration expenses for the fiscal quarters and years March 31, 2023, and 2022 were as follows:

	Three Months Ended	Three Months Ended	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
	$	$	$	$
Personnel costs	605,848	602,388	3,133,293	1,276,650
External services (including listing and other public company related services)	2,672,369	2,237,219	7,933,576	8,747,703
Share-based payments	677,246	271,694	1,893,447	965,097
Total general and administration	3,955,463	3,111,301	12,960,316	10,989,450

Personnel costs include compensation paid to corporate staff and research and development staff. External services comprise professional and consulting fees, investor relations, insurance and public company related expenses.

For the fiscal quarter and year ended March 31, 2023, general and administration expenses totaled $3,955,463 and $12,960,316, an increase of $844,162 and $1,970,866 for the fourth quarter and year, respectively, compared to general and administration expenses of $3,111,301 and $10,989,450 for the same periods in the prior fiscal. The increase quarter to quarter was primarily due to increased external services of $435,150 and increased share-based payments of $405,552. The increase year to year were primarily due to personnel costs of $1,856,643 and share-based payments of $928,350, partially offset by a decrease in external services of $814,127.

Research and Development

Components of research and development for the fiscal quarters and years ended March 31, 2023 and 2022 were as follows:

	Three Months Ended	Three Months Ended	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2022	March 31, 2023	March 31, 2022
	$	$	$	$
External services	3,121,230	1,414,149	9,505,373	4,724,797
Personnel costs	988,285	637,588	3,093,398	1,365,278
Share-based payments	246,857	241,611	262,976	555,664
Supplies and services	50,585	8,492	118,390	312,477
Total research and development	4,406,957	2,301,840	12,980,137	6,958,216

External services fees relate primarily to fees paid to third party CRO and CMO organizations to further RE104 development and RE200 series research.

For the fiscal quarter and year ended March 31, 2023, research and development expenses totaled $4,406,957 and $12,980,137, an increase of $2,105,117 and $6,021,921 for the fourth quarter and year, respectively, compared to research and development expenses of $2,301,840 and $6,958,216 the same periods in the prior fiscal year. This increase quarter to quarter was primarily due to an increase of external services of $1,707,081 and personnel costs of $350,697. This increase year to year was primarily due to an increase external services of $4,780,576 and personnel costs of $1,728,120.

Other Income (Expenses)

Interest income

The Company recognized interest income of $276,742 and $691,789 on its cash, cash equivalents and short-term investments held during the course of the fiscal quarter and year ended March 31, 2023 compared to $76,923 and $397,516 of interest income earned during periods in the prior fiscal year.  The changes for the quarter to quarter and year to year were mostly attributable to rising interest rates offset changes in aggregate cash, cash equivalent and short-term investment balances.

Foreign exchange gain or loss

For the fiscal quarter and year ended March 31, 2023, the Company recognized a quarterly loss of $98,736 and annual gain of $747,945 due to foreign exchange fluctuations of the Canadian dollar and revaluation of balance sheet assets held in U.S. dollars. Foreign exchange losses of $613,040 and $211,500 were recognized for the fiscal quarter and year ended March 31, 2022. The U.S. dollar increased from $1.2496 on March 31, 2022 to $1.3533 on March 31, 2023.

Tax credit refund

During the fiscal quarter and year ended March 31, 2023, the company received an investment tax credit refund of $184,087 in connection with the Scientific Research and Experimental Development tax incentive program in Canada. No such refund was received during the fiscal quarter or year ended March 31, 2022.

Share of loss, lease loss allowance and impairment of investment in associate

For the fiscal quarter and year ended March 31, 2023, the Company recognized a fourth quarter gain of $1,508,020 and annual loss of $13,785,669 in connection with its investment in and lease guarantor obligations for its associate. The Company has remeasured its financial guarantees for its associate Field Trip H&W as there has been a significant increase in credit risk due to Field Trip H&W’s announcement that it has obtained an Order for creditor protection from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act. The remeasurement was calculated based on estimated settlements and applied to the entire portfolio of leases.

Discontinued operations

The Company recognized a net loss from discontinued operations of $10,390,965 for the twelve month period ended March 31, 2023. No such loss was incurred during the three month period ended March 31, 2023. This compares to a $8,221,027 and $36,929,480 loss for the three and twelve months ended March 31, 2022. Discontinued operations are attributable to the spinout of Clinic Operations completed on August 11, 2022.

SELECTED FINANCIAL INFORMATION – SUMMARY OF QUARTERLY RESULTS

The following table sets out selected quarterly information for the previous 8 quarters of the Company up to March 31, 2023:

	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2023	December 31, 2022	September 30, 2022	June 30, 2022
	$	$	$	$
Net loss from continuing operations	(6,492,307)	(12,454,674)	(13,936,029)	(5,219,291)
Net loss from discontinued clinic operations	—	—	(2,154,017)	(8,236,678)
Net loss	(6,492,307)	(12,454,674)	(16,090,046)	(13,455,969)
Net loss per share - basic and diluted	(0.56)	(1.07)	(1.38)	(0.23)
Net loss per share from continuing operations - basic and diluted	(0.56)	(1.07)	(1.20)	(0.09)

	Q4 2022	Q3 2022	Q2 2022	Q1 2022
	Three Months Ended	Three Months Ended	Three Months Ended	Three Months Ended
	March 31, 2022	December 31, 2021	September 30, 2021	June 30, 2021
	$	$	$	$
Net loss from continuing operations	(5,949,258)	(5,890,687)	(2,524,545)	(3,397,160)
Net loss from discontinued clinic operations	(8,221,027)	(9,080,483)	(10,494,735)	(9,133,235)
Net loss	(14,170,285)	(14,971,170)	(13,019,280)	(12,530,395)
Net loss per share - basic and diluted	(0.25)	(1.30)	(1.13)	(0.22)
Net loss per share from continuing operations - basic and diluted	(0.11)	(0.51)	(0.22)	(0.06)

LIQUIDITY AND CAPITAL RESOURCES

Cash and Working Capital

Since inception, we have financed our operations primarily from the issuance of equity and interest income on funds available for investment. The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, preclinical studies, clinical trials and administrative costs.

The Company has incurred losses since inception and had an accumulated deficit of $91,483,109 as of March 31, 2023 (March 31, 2022 — $80,442,833). As of March 31, 2023, the Company had a cash and cash equivalents balance of $27,200,097 (March 31, 2022 — $63,720,102 and working capital of $21,239,423 (March 31, 2022 — $60,745,087). The Company currently expects that its existing cash and cash equivalents as of March 31, 2023 will not be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date the consolidated financial statements are issued. The Company anticipates it will require additional financing to fund its future operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to obtain adequate financing in the future or that such financing will be available on terms acceptable to us. (see “Risks and Uncertainties” section of this MD&A).

The table below sets out our cash and cash equivalents, short-term investments, restricted cash and working capital as of March 31, 2023 and March 31, 2022:

	As of	As of
	March 31,	March 31,
	2023	2022
	$	$
Cash	27,200,097	63,720,102
Restricted cash	516,755	776,551
Working capital	21,239,423	60,745,087

Working capital calculation:
Current assets	29,684,315	69,177,299
Current liabilities	8,444,892	8,432,212
Working capital	21,239,423	60,745,087

Working capital represents the excess of current assets over current liabilities. The decrease in our cash was due to cash used in operating activities of $27,917,058, cash used in investing activities of $7,606,258 and cash used in financing activities of $810,925.

The following table shows our cash flows from operating, investing and financing activities for the fiscal year ended March 31, 2023 and 2022:

	March 31, 2023	March 31, 2022
	$	$
Cash used in operating activities	(27,917,058)	(44,261,641)
Cash (used in)/provided by investing activities	(7,606,258)	68,920,819
Cash used in financing activities	(810,925)	(265,752)

Cash related to operating activities

During the fiscal year ended March 31, 2023, cash used in operating activities of $27,917,058 was primarily due to the net loss before tax from continuing operations of $38,102,301, net loss from discontinued Clinic Operations of $10,390,695, and unrealized foreign exchange gain of $1,491,984, partially offset by net changes in non-cash working capital of $3,296,244 and non-cash items, impairment of investment in associate of $8,336,404, share of loss of associate of $3,426,629, amortization, derecognition and remeasurement of financial guarantees of $2,022,636, share-based payments of $2,830,808, depreciation and amortization of $1,204,670 and impairment of fixed assets of $997,524.

During the fiscal year ended March 31, 2022, cash used in operating activities of $44,261,641 was primarily due to the net loss of $54,691,130, net changes in non-cash working capital of $386,551, partially offset by non-cash items including share-based payments of $7,165,611, depreciation and amortization of $3,603,067 and unrealized foreign exchange loss of $70,597.

Cash related to investing activities

During the fiscal year ended March 31, 2023, cash used in investing activities of $7,606,258 consisted primarily of purchases of short-term investments of $7,789,921, investment in an associate of $9,807,500, payments to settle financial guarantees of $589,777, advances made to an associate of $528,442, acquisition of property, plant and equipment of $231,841 and development of intangible assets of $14,264 partially offset by advances repaid by an associate of $3,565,566.

During the fiscal year ended March 31, 2022, cash provided by investing activities of $68,920,819 consisted primarily of proceeds received from the redemption of short-term investments of $72,545,714, partially offset by the acquisition of property, plant and equipment of $2,980,377 for clinic and headquarter expansion, acquisition of intangible assets of $222,165 relating to digital tools “Trip” and “Portal”, and refundable security deposits paid for right-of-use assets of $422,353.

Cash related to financing activities

During the fiscal year ended March 31, 2023, cash used in financing activities of $810,925 was primarily due to principal repayment of lease obligations of $896,420.

During the prior fiscal year ended March 31, 2022, cash used in financing activities of $265,752 was primarily due to principal repayment of lease obligations of $917,786, partially offset by proceeds from the exercise of warrants of $337,771, proceeds from the exercise of stock options of $294,263 and additional CEBA loan received of $20,000.

See also “Milestones & Available Funds” for additional commentary of the use of funds by the Company.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Financial guarantees of associate lease obligations

In connection with the historical disposition of certain of its assets, the Company has assigned eleven leases to Field Trip H&W’s subsidiaries and medical professional corporations. The Company has provided a guarantee of payment for all amounts associated with the leases in the event of non-payment by Field Trip H&W or in the event that the assignees are in default. On March 22, 2023, Field Trip H&W announced that it has obtained an Order for creditor protection from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act. During the year the Company was relieved as guarantor on three of the leases. The Company has adjusted its loss allowance as of March 31, 2023 based on actual settlements and applied to the unsettled lease guarantee.

As of
March 31, 2023
$
Balance, March 31, 2022	—
Recognition	1,935,051
Amortization	(208,298)
Derecognition	(278,102)
Repayment	(589,777)
Remeasurement	2,509,036
Balance, March 31, 2023	3,367,910

As of
March 31, 2023
$
Future lease payments, March 31, 2022	—
Recognition	26,365,563
Derecognition	(8,170,015)
Future lease payments, March 31, 2023	18,195,548

	Within 1 year	1 to 5 years	After 5 years	Total
Future lease payments	2,198,196	9,262,530	6,734,622	18,195,348

During the period from April 1, 2023 through June 29, 2023, the Company and its associate reached settlements totaling $2,582,440 and as a result was relieved as guarantor on six of the eight lease guarantees outstanding as of March 31, 2023.  The gross value of the remaining lease payments for the remaining lease is $5,746,967 for which the Company has recorded a loss allowance of $785,470 as of March 31, 2023.

OUTSTANDING SHARE DATA

The Company has an unlimited number of Common Shares and preferred shares authorized for issuance, of which the following Common Shares are issued and outstanding as of March 31, 2023 and 2022 as of the date hereof, on a fully-diluted basis and no preferred shares are issued and outstanding:

	As of	As of
	March 31,	March 31,
Class of Securities	2023	2022
Common Shares	11,717,616	58,150,789
Common Share Stock Options	1,551,017	6,056,540
Warrants	—	2,071,090
FTP Compensation Warrants	—	174,384
Compensation Warrants	—	1,034,868
Jamaica Facility Shares	—	337,500

(i)	As part of the Arrangement, the Company created a new class of common shares known as the Common Shares. Each Field Trip Health Ltd. Class A Common Share was exchanged for one (1) Reunion Common Share and 0.85983356 of a Field Trip H&W Share held by Field Trip Health Ltd. and the Field Trip Health Ltd. Class A Common Shares were cancelled. Immediately upon closing of the Arrangement, the Company consolidated its Reunion shares on a 5:1 basis.
(ii)	Reunion’s share capital immediately prior to the Arrangement was split based on the fair value of Field Trip H&W being 50,055,011 shares at $0.50. As a result of the Arrangement, on August 11, 2022, 58,214,768 Class A Common Shares, with a share capital of $132,187,016 were cancelled and 11,642,953 Reunion common shares, with a share capital of $107,159,510 were issued. On December 13, 2022, 30 shares were cancelled representing excess fractional shares resulting from the Arrangement.
(iii)	During the fiscal year ended March 31, 2023, 28,708 options were exercised for gross proceeds of $17,830.
(iv)	During the month of March 2023, 72,464, common shares were issued to a consultant for services provided. The fair value of the common shares was measured at the fair value of the services, which was $67,665.
(v)	During the fiscal year ended March 31, 2022, 262,500 shares related to Darwin Inc. were issued for $404,375. As of March 31, 2022 Reunion had 337,500 Jamaica Facility shares still outstanding to be issued.
(vi)	During the fiscal year ended March 31, 2022, 168,885 FTP Compensation Warrants were exercised at a price of $2.00 for gross proceeds of $337,771.
(vii)	During the fiscal year ended March 31, 2022, 422,166 options were exercised for gross proceeds of $294,263.

Options

During the fiscal year ended March 31, 2023, the Company granted 1,054,315 options to employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 1 to 10 years from issuance, and are exercisable at a price of $0.93 to $8.23 per option. The Company also issued 7,525 Common Shares on the exercise of options with an exercise price of $2.06 to $2.50 per Common Share.

During the fiscal year ended March 31, 2022, the Company granted 2,071,286 options to employees, directors and consultants. The options vest over a period of 1 to 4 years, are exercisable for a period of 2 to 10 years from issuance, and are exercisable at a price of $1.65 to $7.74 per option. The Company also issued 422,166 Common Shares on the exercise of options with an exercise price of $0.50 to $2.68 per Common Share.

Warrants

As part of the Arrangement, all outstanding Field Trip Warrants were deemed to be simultaneously amended to entitle each holder to receive, upon due exercise thereof and for the original exercise price, one (1) Reunion Share and 0.85983356 of a Field Trip H&W Share; Immediately upon closing of the Arrangement, the Company consolidated its Reunion shares on a 5:1 basis, resulting in similar consolidation of the Warrants. All warrants were expired as of March 31, 2023.

The weighted average life for warrants outstanding as of March 31, 2023 was 0.00 years (March 31, 2022 — 0.48 years). The compensation warrants expired during the fourth quarter ending March 2023.

The weighted average life for warrants outstanding as of March 31, 2022 was 0.48 years (March 31, 2021 – 1.4 years). The weighted average market fair value of shares purchased through warrant exercises during the fiscal year ended March 31, 2022 was $2.00.

FTP Compensation Warrants

The Company issued 299,753 FTP Compensation Warrants to the underwriter in connection with the completion of the FTP Private Placements which closed on August 14, 2020. In connection with the January BD Offering, the short form prospectus qualified the distribution of 49,016 additional FTP Compensation Warrants, for services rendered by the agents in connection with the FTP Private Placements. The warrants have an expiry date of August 14, 2022. Each warrant entitles the holder to purchase one Class A share at $2.00 until the expiry date. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected weighted average volatility of 80%, (iii) weighted average risk-free rate of 0.29%, (vi) share price of $2, (v) forfeiture rate of 0%, and (vi) weighted average expected life of 1.9 years. As of March 2022, 174,385 FTP Compensation warrants were exercised.

Compensation Warrants

The Company issued 169,565 Compensation Warrants to the underwriter in connection with the January BD Offering which was completed on January 5, 2021. The warrants have an expiry date of January 5, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $4.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.19%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

The Company issued 763,303 Compensation Warrants to the underwriter in connection with the March BD Offering which was completed on March 17, 2021. An additional 102,000 Compensation Warrants were issued to a consultant in connection with the March BD Offering. The warrants have an expiry date of March 17, 2023. Each Compensation Warrant entitles the holder to purchase one Common Share at $6.50 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.27%, (vi) share price of $6.16, (v) forfeiture rate of 0%, and (vi) expected life of 2 years.

Warrants

The Company issued 2,224,100 Warrants in connection with the completion of the January BD Offering which closed on January 5, 2021. The warrants were listed and posted for trading on the TSX and have an expiry date of July 5, 2022. Each warrant entitles the holder to purchase one Common Share, at an exercise price of $5.60 until expiry. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: (i) expected dividend yield of 0%, (ii) expected volatility of 110%, (iii) risk-free rate of 0.18%, (vi) share price of $3.56, (v) forfeiture rate of 0%, and (vi) expected life of 1.5 years. As of March 2022, 153,010 warrants were exercised.

RELATED PARTY TRANSACTIONS

The Company’s related parties include certain investors and shareholders, key management personnel, and entities owned by key management personnel.

Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors. Key management as of March 31, 2023 includes directors and executive officers of the corporation. Key management personnel compensation for the fiscal year ended March 31, 2023 and 2022 was comprised of:

	Three Months Ended	Three Months Ended	Fiscal Year Ended	Fiscal Year Ended
	March 31, 2023	March 31, 2023	March 31, 2023	March 31, 2022
	$	$	$	$
Salaries	1,092,413	850,109	4,521,023	3,038,525
Share-based compensation	432,300	478,300	1,564,642	1,871,777
	1,524,713	1,328,409	6,085,665	4,910,302

Key management personnel compensation for the fiscal year ended March 31, 2023 includes $1,730,929 (March 31, 2022, $2,662,866) relating to Directors and Executives of the discontinued operation.

Due from associate

As of August 10, 2022, Field Trip H&W owed an amount of $3,096,841 to Reunion, of which $421,240 relates to the cash balances in the PCs, $2,675,601 relates to external services incurred for the Spinout Transaction and other payments. $Subsequent to the Spinout Transaction $528,442 was advanced mostly for reimbursement of expenses related to external services performed in connection with the Spinout Transaction and $3,565,566 was repaid through March 31, 2023. These advances were payable on demand and non-interest bearing.

On March 22, 2023, Field Trip H&W obtained an order for creditor protection from the Ontario Superior Court of Justice under the Companies’ Creditors Arrangement Act. As a result, the remaining outstanding balance owing from Field Trip H&W was recorded as a bad debt expense.

As of March 31, 2023, the amount due from associate totaled $nil (March 31, 2022 — $nil).

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended March 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses and the related disclosures of contingent assets and liabilities and the determination of our ability to continue as a going concern. We regularly evaluate our estimates and assumptions related to share-based transaction expense and financial lease guarantees. We base our estimates and assumptions on current facts, historical experience, and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the recording of costs and expenses that are not readily apparent from other sources. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods.

The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, have been set out in Note 3 of our audited consolidated financial statements.

Other than estimates and judgements related to the additional accounting policies described in Note 3, there have been no other material changes in any of the critical accounting policies and estimates during the current fiscal quarter.

ACCOUNTING CHANGES AND IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting standards or amendments to existing accounting standards that have been issued, but have future effective dates, are either not applicable or are not expected to have a significant impact on our financial statements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities and financial guarantees are all short-term in nature and, as such, their carrying values approximate fair values.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. The Company typically settles its financial obligations in cash. The ability to settle obligations in cash is dependent on the Company raising financing in a timely manner and by maintaining sufficient cash in excess of anticipated needs. As of March 31, 2023, the Company had $27,200,097 of cash and cash equivalents.

RISKS AND UNCERTAINTIES

The Company’s AIF dated March 31, 2023 sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this MD&A. The risks and uncertainties AIF, which are incorporated in this MD&A by reference, are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the future expectations of the public market in any given period, the market price of our Common Shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control. (See “Risk Factors” in the AIF for details).